Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 24, 2026

On March 24, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer participated in an interview on Cointelegraph. A transcript of the interview is set forth below.

Host: Robert Baggs

Guest: Bill Barhydt, CEO Abra

Show: Chain Reaction

Network: Cointelegraph

Wednesday, March 24, 2026 (aired 11:00am ET)

Robert Baggs: We had a fantastic week last week, some really big conversations on a lot of topics we haven't really discussed that much. This week is going in a completely different direction, and to start, we have Bill Barhydt, who is the CEO at Abra. Bill, first and foremost, how are you today?

Bill Barhydt: Doing fantastic. Thanks for having me on. Good to see you.

Robert Baggs: Our pleasure. Now, I've interviewed, in the past year, I've probably interviewed 200 plus people, and I would say, you may be in the number one spot for most interesting background. When I was looking into what you've done. So I think let's start there. Can you give us a little bit of background on you and how you ended up in this space?

Bill Barhydt: Okay, well, no pressure with that intro. Let's get into it. So, you know, start off, I guess I grew up a poor kid in the Bronx, New Jersey. You know, born in the Bronx, part of New York City, and, you know, a computer tech nerd from super early age, bought a Vic 20 when, you know, I managed to deliver newspapers to save up enough money and got the programming bug. You know, when before that was even a thing, and I think my dad managed to scrounge up some money to buy a TRS 80, if you have any idea what that is, and I learned BASIC at a super young age and, yeah, you know, when basically, as soon as I could, I got out of dodge and learned, you know, how to take my hacking skills and put them to work and eventually, you know, the government came calling and it was first the CIA and then NASA and it was a very interesting time to be working for the government. There were a lot of, you know, big toys to be had and to play with as they say. And I had a kind of a dedicated supercomputing system for some work I was doing, which for a 19-year-old was pretty awesome. But I really wanted to make my way out west. And so I ended up, you know, working at NASA Ames, which is NASA's research center, you know, out in California, and basically stayed. I did a short stint on Wall Street where I kind of went nuts for a few years and decided to try my hand in international bond markets and I was a quant in fixed income at Goldman. And that was kind of my Bill went nuts period where, but it did serve me well because I learned how capital markets work, how bond trading works, but I'm really a long time tech nerd, you know, from my NASA days. I got the internet bug while I was at Goldman and said, I'm going back to my core love, which is software and now the emerging commercial internet. And, you know, ended up at Netscape and worked on technologies around SSL, which you know is HTTPS today. And, you know, my passion then was kind of like how to facilitate online commerce and payments and banking and how to make it all work for the average person. And I kind of, I've tried to stick to my, to my roots, into my lane ever since. And, it's, you know, enabled me to have a fantastic, fun life, great career, and, you know, I'm super blessed that I've been able to play in this sandbox for the last 30 years.

Robert Baggs: Yeah, I mean, those 3 names alone make for a very interesting CV, you know, CIA, NASA, Netscape. My dad said, yeah, a computer programmer or was a computer programmer. So I saw a lot of what you're describing firsthand as well. My dad used to bring home, you know, when I was a tiny kid, like the Atari, first Atari, and, you know, a bunch of different devices that I grew curious about, and I guess turned me into a tech nerd, which was more or less inevitable, because that's what, you know, he is. I think what's interesting is how early you got into Bitcoin. You got into Bitcoin far before most people. And the space has a real habit of people saying that every year they take a few months off of when they first discovered Bitcoin. So, you know, they'll get into the space of like, oh, I found it in 2020 and then you check 2 years later and they're like, yeah, well in 2013 I came across Bitcoin for the first time. You know, it just gets earlier and earlier, but you have proof because you did a TED talk on Bitcoin in 2012.

Bill Barhydt: Yeah, it's true. There's an awful saying in our space, which I don't agree with, which is everybody gets Bitcoin at the price they deserve. I completely disagree with that. But whatever. It's clever, I suppose. But yeah, given my background and my interests, because I was working on payments and remittances that I was at a foundation in Haiti at the time. And we were helping to facilitate money transfer after the devastating earthquake from about, you know, now about 12, 13 years ago. And it was a nightmare to move money around that I had discovered. I was on the encryption mailing lists, which is where Satoshi published the original white paper. I came across it fairly quickly within probably days of him posting it. And I kind of dismissed it at first because, you know, here's this random person or people who say they've solved the so-called double spin problem. We can talk about what that means, but it solved the double spend problem by basically trying to use every single computer in the world to process a transaction. And I said, well, this is untenable. This genius thinks that he's going to use every single computer in the world to facilitate, you know, person-to-person transactions. I said, that's just not going to work. And so I kind of poo-pooed it, put it aside, and then, you know, a few months later, still like within year one, I think, some friends had said, hey, have you really taken a look at this Bitcoin thing? Do you think there's anything there? And, You know, there were some financial engineering conferences that would happen, a guy named Bob Hedding and others would organize like in the Caribbean. And they said, you should take a look at this. And I said, okay, I'll take a look again. As I started to dig in, it really became apparent, independent of my personal ideas of whether or not people would use it. The math was actually sound. Like, this person really did find a statistically viable way to solve this double spend problem. The double spend problem for those who aren't aware is really the core of the problem that Bitcoin solves, which is how can you create a digital money that you can store on your hard disk? Spend that money, and not have somebody else be able to spend exactly the same money, so that you have a double spend. And Bitcoin has a very elegant way of solving that problem via, you know, blockchain and memory pools and, you know, all of the technologies that it brings together. Bitcoin didn't have a lot of breakthroughs in terms of new technologies, but the way it brought it all together was fascinating. And once I realized that it actually solved problems that I was working on at that moment, because I was basically fighting governments to deal with facilitating $200 remittances between Miami and Haiti. I was like, this is insane. right? That this is actually coming out, right in this moment. Now, I didn't focus on it as a monetary replacement, right, because it wasn't worth anything. It was just new software. I really focused on it and its value to facilitate person-to-person transactions, which is exactly what I was working on at the time. And once I really started to dig in from that perspective, I was hooked almost immediately and said, God, I would love to focus on this and just see if we can finally build the internet-based monetary system that we've all been hoping would eventually emerge. Yeah.

Robert Baggs: Yeah, it's funny. I mean, I've told this story on the show before once, but I had a similar experience where my company, last cycle, or the cycle before last cycle, it's hard to tell these days. 2021, My company was an active block producer for one of the most transacted on chains. And another block producer we worked with were based in Ukraine. And when Russia invaded Ukraine, we were speaking with them, making sure they were okay and they were in a tremendously difficult situation. One of the things he said to us first is we can't get money out anymore. We can't get money out of our cash points. We don't know how to buy things, like, that's what we're stressed about. You know, how can we buy food? And we said, well, could we send you like stablecoins or can we send you crypto? And he said, yeah, there's certain places who are accepting crypto. And so we sent him crypto and they used that to survive. And that was, that was one of those moments where you start to understand the industry in a completely different dimension. One that, ordinarily, I wouldn't be able to find these problems and really engage with them. Unless you experience them firsthand, unless you bang into them with your shins, it's quite hard to appreciate the problems that people are going to. And Haiti's another great example. where modern infrastructure just isn't that good when it comes to certain cross-border things and crises. Do you think Bitcoin appealed to you more because of your brief foray into, you know, TradFi and Goldman Sachs? Or do you think it was more, you know, the libertarian sort of stuff?

Bill Barhydt: It was, over time, it's become a convergence of everything you're positing. And it's become kind of a self-reinforcing circle for me. because I've always been a libertarian. I've always believed in the internet. I've always believed in the rights of the self-sovereign individual, but they were always kind of separate phenomenon for me. Like there wasn't like some overriding system that brought it all together, right? And that became kind of Bitcoin and what crypto stands for or what it does to me anyway. It may be different things to different people, but for me, it really, really enforces the idea of the self-sovereign individual and ultimately acts as a check on government power. That's what's so interesting about decentralized systems to me. But, but I wouldn't say that I had some deep, dark insight that, you know, it was a libertarian haven out of the gate. And again, I didn't focus on, oh, Bitcoin's going to be worth a $1,000,000 per coin at first. That wasn't even in the realm of my thinking. I was 100% focused on this idea of financial empowerment because that's what I was working on. It just later, I figured out, and it was probably after others, who I know, figured it out much, much faster than I did, which is that, hey, you know, we should be hoarding this because, you know, it's not only the future of, you know, banking, right? Which is where I started first, but it's probably the future of, you know, money post, ultimate monetary debasement, which is, you know, what we're living through now. And the basement wasn't as acute back when Bitcoin first started because it was, you know, we were right in the middle of GFC, which was, you know, massively deflationary, right, before we started the money printing. And then obviously it was before COVID, which was just massively, you know, inflationary after a few weeks of deflation, right? So, you know, that perspective came later, right? It was just, oh my God, I can move money between the 2 cups tied together with a string and there's no government or banks in the middle. This is insane. Right? That was, and that really, you mentioned the TED talk that I did. I think it was 2011. And that was really my initial perspective, which was how did these, cypherpunks come up with a solution to this double spend problem as effectively a check on government, you know, policy run amok. And I don't know if that's what they were thinking when they developed it, but it's certainly a nice narrative. And it's still a true narrative today, right? I mean, you know, Shemat Polyapatia refers to Bitcoin as Schmuck Insurance. And that's not a bad quick synopsis for the technologically uninformed as to what it can be for society.

Robert Baggs: Yeah, absolutely. It's interesting to see your perspective on Bitcoin early, it's quite a nice way of looking at it where you're literally looking at what it solves and nothing else. And I think for people getting into Bitcoin now, that's much harder to do. It's much harder to get past the noise because it's just so loud now with

Bill Barhydt: Because everybody's focused on price.

Robert Baggs: Of course.

Bill Barhydt: And that's not a bad thing per se, but you're absolutely right that it does mask the utilitarian aspect of why it was created in the first place. And I certainly jumped the gun in making the leap to, oh, it will be used for person-to-person transfers. I think eventually it will. I was simply a couple of decades early in making that leap, which is fine. I've been known to do that. So, and if you study writings from Austrian economics on private money, they actually talk about this, even before the internet was created, that if we had private money that was sound, it would probably be hoarded first. before it was spent. And that's exactly what's happening. with Bitcoin right now. which is remarkable, meaning people figured this out before Bitcoin or the internet even existed.

Robert Baggs: This is really interesting. We will get to Abra. I promise. I just want to talk about it. Actually, I'm a Bitcoiner. I said, this stuff is always very interesting to me. From what you thought in 2011 when you gave the TED Talk or 2012, from that era to now, how different is it to what you envisioned? Is it, you know, followed a path that you expected or is it deviated?

Bill Barhydt: The biggest deviation, well, there's 2 things that are different. One is my understanding of how a private money would be adopted, which is what I just alluded to when I talked about. I was referencing Hayek, for example, who wrote about private money in his famous works on that topic. Which I knew about because as a libertarian, but didn't really dig into the degree that Bitcoin forced me to. That's part one. And part 2 is, is Bitcoin has evolved differently than what Satoshi had originally posited. And that's fine. It is what it is. But it is different, right? So, you know, the white paper was called peer-to-peer electronic cash. It wasn't called a self-sovereign store of value. right? So, so, and it could have easily been called that. And it could just be just as popular today as the white paper being called on the creation of a self-sovereign store value. It wasn't. It was called peer-to-peer electronic cash, right? So, so those 2 things have different implications as to the core use case. Right? The original use case said, hey, Bitcoin should scale infinitely because you just, as Moore's law kicks in and, you know, memory becomes cheaper, bandwidth becomes cheaper. You increase the block size, you can do small dollar transactions, which is what Abra was doing in the early days. And it should just work. And that turned out to not be the case because partially because people didn't believe it. partially because the people that controlled the code didn't want it. And we are where we are. which is totally fine. Right? You know, we've had this promise of other ways of doing cheap small dollar Bitcoin transactions that haven’t really come to fruition yet. Folks like Square to their credit are trying very, very hard to make that a reality, and I applaud them for that, but we're not quite there yet. So, this used case of Bitcoin is a viable store of value is still, I think, for quite a while going to be the driver of the hoarding that we're going to see, because we've created probably the best private money that we're ever going to create without, you know, some AI overlord doing it for us. And so, you know, that's probably going to take us out for another, you know, 5 to 10 years. And then I think you'll see small dollar transactions becoming more viable for Bitcoin, which is very different than where I started out. But, but, that's a combination of my mental state at the time. And how Bitcoin was originally marketed by the people that created it.

Robert Baggs: Yeah, I mean, I'm always suspicious of people that got into Bitcoin extremely early and foresaw or say they foresaw where we are today.

Bill Barhydt: No, nobody did. Yeah. I mean, no, but there were on the Bitcoin talk forum, there were suggestions.

Robert Baggs: What if, but they were just hypotheticals. People just dreaming. They weren't people who were saying, no, this is really...

Bill Barhydt: Every single OG I know was focused on peer-to-peer transfer for the first 3 to 4 years of Bitcoin's existence. Right? And you were going on Coinbase or wherever or Mt. Gox or wherever you were buying Bitcoin to buy it for other transactions. And that's why the volume was so low. It was only when the price started to basically matter to people that the transaction volumes on the exchanges went up.

Robert Baggs: Mm, yeah. Okay, let's get to the next phase here, because Bitcoin was the gateway in, but if I'm not mistaken, you founded Abra in 2014? Is that is that correct?

Bill Barhydt: Yeah

Robert Baggs: I mean, that's incredibly early for the industry. The industry is fetal at that point.

Yeah.

Bill Barhydt: Your chances of hindsight, yeah, yeah, you're giving myself a headache even thinking about it, but your chances of survival starting a company in the Bitcoin space in 2014 are more or less a rounding error to zero. Now think about it, right? There is no Ethereum. There's no smart contracts. There's no stablecoins. So you're basically then saying, I want to build a company around the existence of Bitcoin. And somehow make it useful to Mr. and Mrs. Mankind. And even when I say it now, I'm like, good God, what was I thinking? And, and, and so, and yet here we are going public, you know, 12 years, 12 years later. So, so the original thoughts, Abra, a better remittance app, was that I would basically be able to facilitate person-to-person money transfer and hide the complexity of Bitcoin to individuals. Noble, potentially money-making, you know, I knew a lot about the remittance business, and if you're paying attention to, you know, all the announcements out of, Jason's conference at Das in New York this week, Western Union's been front and center today. So, It's 12 years later and people are paying attention now and thinking about how stablecoins specifically can be used for payments and money transfer, but at the beginning, it was just Bitcoin. And so I thought that we would be able to facilitate everything that we're talking about today using Bitcoin. Now that was wrong for the reasons we've already discussed, which is, you know, Bitcoin doesn't scale for small dollar transactions. It's really being optimized as a store of value. You know, we don't really have a pervasive layer 2 yet, but we may, you know, enlightening and others, technologies that can facilitate small dollar transfers, but then it's competing with the likes of Solana and Ethereum, Sui, and Algorand, for that, you know, Polygon for those, for those kind of person to person and even Coinbase base, right? For those kinds of cheap, ephemeral transactions that the dollar was, you know, so good at for many years. And so, things have changed, right? And so Abra over time, really morphed as the technology evolved quickly to facilitate, you know, the storage of crypto, the ability to earn yield on crypto deposits, the ability to facilitate staking. Eventually, the ability to facilitate loans against Bitcoin, Ethereum, and now Solana. And, you know, we've really evolved into a true, you know, not in the legal sense, but kind of in the logical sense, kind of a crypto bank where a wealth management platform today, and we allow people to do all of those things, but in a very regulated model, right? As a registered investment advisor in the US and, you know, work with other partners who are regulated and in different aspects of our business in order to facilitate these kinds of crypto, what I'm loosely calling crypto banking style transactions, but, you know, in a very regulated way. And there was no concept of regulation for any of this in 2014. Nobody really even knew what it was. The very first, even regulatory guidance was that Bitcoin was property. And okay, ooh, Bitcoin's property. like that was a big deal. When the IRS, I think it was the IRS that said it first that Bitcoin is property. And like it was in our world, it was like, oh my god, the government recognizes Bitcoin. And, I think that was, you may know better than me, but I think that was like 2013 or 14. And the hangover from, Silk Road, I think it was. And, you know, here we are where we're literally having meetings in the White House to deal with market structure regulation around what's a commodity and what's the security. 12 years later, it's unbelievable.

Robert Baggs: By the way, the UK only made Bitcoin property at the end of 2025, just to show how far behind the curve we are. I just thought I'd flag that, but yeah, I don't know exactly when the US did it, but it was, I think, in the wake of Silk Road. So, yeah, I hate having to see that chasm, but...

Bill Barhydt: Yeah, don’t get me started on your UK brethren these days. I don't even know. It's probably a side pocket we're going to avoid, but yeah.

Robert Baggs: I think my mental health will avoid it. Because I probably agree with every point you were about to make. One thing I do want to pull there, there's a thread there that I think is very interesting, and as you say, in 2014, there were no regulations, and I joined the space in sort of late 2017, and even then, there was very little guidance on this stuff. However, you guys know better than anyone that having no regulations can lead to a lot of issues, and from the research I did, it looked like you were in hell for a few years there with the SEC, the CFTC. Can you talk to us a little bit about that?

Bill Barhydt: It's a pretty good assessment in a very compact, efficient assessment. Hell is hell and back. Yeah. So, and let me let me pause at, because you said something important. You talked about regulations or the lack of regulations as being problematic. I've learned a few things over the years. The first is laws and regulations are not the same thing. Okay? And people confuse the terms. Okay? Laws are passed by Congress. Or parliaments, depending upon the system you have in the West. And regulations are interpreted by people who don't make the laws, but are there in theory to help enforce the laws. Because they need a framework for deciding whether somebody is breaking the law or, you know, being compliant with the intent of a law. Now, that can be, you know, taken literally, or it can be taken figuratively. And over the last 50 years or so, the United States has devolved to a certain scenario where this has mostly been taken figuratively. And the Supreme Court had a case known in the U.S. as Chevron last year, which says, hey, you've been taking these interpretations figuratively, and that was unconstitutional. And you need to start taking these interpretations literally. Now, this, I'm not a lawyer. I'm sure a constitutional lawyer’s head probably just exploded based on what I just said and how I said it incorrectly. But by and large, the idea of what I'm saying is correct, right? You know, it is not up to regulators to make laws, and they have to basically impose regulation that really abides by the letter of the law and not loose interpretation. Now, this is interesting as it relates to my world, because we have basically a kind of two-tiered system when it comes to kind of political spectrum. We have people who believe in strong centralized governments, and we have people that believe strongly in states' rights. And that's historically the difference between Democrat and Republican, or at least that was what it was intended to be. It's devolved in many people's – many Americans don't even know that anymore. That's how much it's devolved in the last, you know, 25, 30 years. But that having been said, if you believe strongly in a strong central government, right? And you take that to an extreme, right, you probably believe in socializing many aspects of government. Right? And I can start to name names. So, for example, if you're a senator like the senator from Massachusetts, who believes very strongly in socialized banking systems, right? What is the biggest threat that you could imagine to a centralized, strong, federally managed banking system? Well, how about a decentralized system that operates 24/7 with no off switch? So, obviously, if your intended goal is to wait for the next banking crisis, and I'm obviously talking about Senator Warren, if your goal is to wait for the next banking crisis and then centralize the banking system under one bank to rule them all, we represent a direct threat to that concept, and by we, I mean, the entire kind of crypto space. It really shouldn't be a we because it's decentralized. It's supposed to be decentralized, but I'm going to hack the meaning for a minute just to make my point. And so her stated goal became, hey, we have to kill the evil shadowy supercoders because, you know, they represent everything that a strong government doesn't. And honestly, she's 100% right. It's an absolute ideological fight to the death. Now, this gets back to my point about regulation versus, you know, the letter of the law. So what she was able to do, under the Biden administration, was place, very strategically, people who she could leverage, use, manipulate, whatever you want to call it, I don’t really care anymore. But, she was winning, meaning she managed to put people in the SEC, in the White House Economic Council, and this is all documented, not, you know, no hyperbole here. We all know this now in crypto space. And those people were strategically placed with part of their aim to kill the crypto space and make it toxic for Americans. Right? And the reason being what I just said. Now, we're very... She was winning, hands down. Okay? And if it wasn't for Trump, she probably would have won. At least, at least for the next few years. Right? And the primary reason being that venture capitalists don't like to fund fights. They like to fund profits and big, fast-growing companies. But when every CEO in Silicon Valley is getting a Wells notice from the SEC that says you're operating, you know, some type of illegal securities company, you know, violating the 40 Act or whatever. Then obviously, the venture capitalists are now funding, you know, legal fights. And that's what this devolved into. And I believe strongly that if it wasn't for, you know, the likes of David Sachs and others that convinced the Trump administration to basically, you know, hey, this is a state's rights issue, meaning that we need a strong set of checks and balances on central government policy run amok, especially in the wake of Chevron now, which says the overreach has been crystal clear. Right? And so that's how we got here. And so for Abra, as a company that's been in the front line of many of these fights, you know, not to the, you know, because we're smaller, was never to the degree of what, you know, Coinbase and Kraken and even OKX, not a US company was dealing with in the background. You know, we had our own version of those fights that you alluded to with lots of run-ins. And, you know, my head still spins thinking about why some of that happened. It just never should have happened. We should have had a logical, simple conversation with the regulators that say, look, you know, and we asked, we said, look, give us the guidance. You don't agree that this isn't a security offering or it is a security offering. Let's at least understand each other. You know, and that never happened. Not one time. And so, now, I think we're in a position where two things that are happening that are super important, right? So the 1st is, yeah, okay, we have a friendly SEC/CFTC, but all that does is give us the opposite of what we had under Warren. And that can change again, meaning we can end up with, you know, Warren and Gensler too. And that's part one. Like, we do have a friendly SEC, CFTC that does believe that this space is an important check on government policy. And by the way, the president, just like many companies in the crypto space, has had his bank account shut off or his family has. Right? And so, they understand acutely what we're going through, which I found interesting. Okay, regardless of what you think of politics, there's no denying the fact that this administration acutely understands the pain that we've been going through. So that's part one. Part 2 says, okay, great. You know, Atkins is friendly. You know, CFTC friendly. But we need to put a legal moat around this space, codified in law, so that these shenanigans can’t happen again. And that's what's happening now. So that's why the Genius Act and Clarity Act are so important because it now represents the difference between regulatory interpretation and the letter of the law. And we now need to make the existence of smart contract platforms and the ability for financial institutions to leverage these smart contract platforms, including Bitcoin, the letter of the law. And, this negates the opportunity for Warren to reinstitute what I call the, you know, the Warren shenanigans. And we need that moat around our space now. And so it's extremely exciting to me that we're at a point now where it's very clear to me that unless something really blows up, this is going to happen. Yeah, it's an interesting time. I often have this discussion about the UK. It's not quite the same or it's nowhere near the same yet, but there are political figures that I don't feel politically aligned with, but that truly understand the things we've gone through and the reasons for creating the things that we believe to be useful. And the net good you get from that is massive. I think we're seeing that in the US right now by just how many major companies are flooding back to the US. And I remember Trump saying this when he was campaigning about bringing these companies back to the US and building back in the US, which, I mean, that's good for every country. You know, your best companies, your most innovative cutting edge companies, building in a new sector should be building on home soil. They shouldn't be forced off the borders, you know, which is exactly what happened in the UK and what happened in the US. And we're starting to see them flood back into the US.

Robert Baggs: And I think what you've done there is you've explained a little bit on why people are doing this, even though, you know, Trump, at the end of the next cycle, and you may get a president who is anti-crypto again, as you say, and you may get Biden 2.0 and Gensler 2.0. But enough good has been done that you've now got that foundation, that companies feel confident enough to build on. And I guess that brings me nicely to some recent news for Abra, which is you're looking to go public, which just shows the confidence you have in the future of crypto in the US. Talk to us a little bit about the decision to go public.

Bill Barhydt: Yeah, the way you put it is exactly right. I mean, we have this very strong and ever growing confidence now that we're going to have this moat, that we're here to stay, that the narrative around stablecoins is clear. Now that, look, by proxy, the government has basically said, you know, you cannot regulate smart contract platforms out of existence because the stablecoin legislation we just passed is predicated on the idea of a decentralized smart contract platform. So that's fantastic, right? So that's the 1st part, and we'll get to the market structure stuff later. But basically, yes, we now are very clear that the government is in the middle of building that moat, while our business is able to grow, while we have a legal regulatory standing and will be putting other kinds of licenses in place, not only in the US, but in international markets over time. And we can now grow our business and access the public markets with the confidence that we're going to be a viable, growing, sustainable business over time. And so, what I wanted coming out of the contagion of that, what you call the last cycle, right? Post FTX and BlockFi and Celsius and Voyage and all that crap, is I wanted a model which says, okay, companies realized, coming out of that, that all of the, any fraud that happened wasn't because of crypto, it was because of fraudsters, just like long-term capital or, you know, Bernie Madoff or whatever. And at the same time, crypto enables a trust, don't trust verify model that we weren't taking advantage of, which makes no sense. The whole point of crypto was don't trust, verify, right? And that's the nature of decentralized systems. So the space has rebuilt itself over the last 5 years, based upon what I would call DeFi rails, so that all of the lending and yield and CeFi-based custody has been replaced with online vaults, DeFi-based yield, DeFi-based lending, and all of the numbers that were growing in the CeFi lending world have now been surpassed by DeFi-based lending, which is awesome because that's the whole point, right? And so as a company that wants to be front and center and facilitating that, meaning, our vaults are verifiable on chain, our – facilitates loans for clients where it makes sense, that use, take advantage of DeFi. We offer, you know, online yield capabilities that, you know, risk-adjusted for clients with full disclosures, et cetera, et cetera. all verifiable on chain. And so, we think going public represents kind of the next evolution of that for us where we're saying, okay, don't trust, verify on chain. And now as the central, centralized facilitator of access to these services, now we also have oversight of being a public company where we have to do reporting and disclosures and, you know, all the other things that go along with being a public company, that I think exudes the confidence and hopefully will, you know, continue to grow the confidence that, this space needs to to grow and flourish.

Robert Baggs: Yeah, absolutely. I mean, it makes a lot of sense, and I think we're seeing more and more companies looking to solidify in whatever ways they can. And one of the things that I noticed, I'm not sure if it was you directly that said it, but there was a prediction of, or a projection of where Abra wants to be in the next few years. And I mean, it really stood out to me. So correct me if any of these numbers are wrong, but I think at the end of 2025, I had $334 million of assets under management. And I saw the target as $10 billion assets under management by 2027. And if those are correct, it's obviously a huge jump, but it does speak to the trajectory you guys are on, and that you, the belief you have. Can you talk to us a little bit about those numbers? Why do you think you can make that jump in such a short amount of time, you know?

Bill Barhydt: Yeah, yeah. Well, first of all, the end of 2025 numbers represent, you know, a mark-to-market that was down from the peak value of the AUM earlier in the year, right? Which is obvious to anybody who thinks it through. Unless all the money came in the last week of December, which I can assure you it didn't. And so, you know, that's obvious, right? And so obviously, part 2, is our business is predicated on partially on the belief that the digital asset space, including, you know, native crypto, will continue to flourish, which obviously means mark to market increases over time. But it also means we're acquiring, you know, more and more customers. Significantly more customers over time. It's just basic math. And I think that's happening. So I think you get there in several ways, right? Obviously, the strong belief that the mark-to-market of the assets will continue to grow, that we will be able to acquire more and more customers over time. And as an RIA in the space, right, that is uniquely positioned to offer yield lending, staking, I do think where we are uniquely positioned, not only to service our own clients, but now to service the wealth management space and become the platform for the $100 trillion of wealth management that needs to be reallocated, because the vast majority of the wealth management space is on a 60/40 portfolio still. And that's just momentum/laziness where it hasn't been reallocated yet. And so I believe the wealth management space should be probably on 15 to 20% crypto, minimum 5. Right? And they're mostly on zero, right? A little bit of ETF exposure for 401Ks and things like that, but by and large, the 100 trillion is on zero. So, you have a platform now in Abra that wants to service that 100 trillion. But part 3 says, okay, well, what about the tokenization of everything that's coming? Because the same way stablecoins, right, tokenize the dollar, right? Other companies are tokenizing equities. Dead instruments, right? Real estate, funds, ETFs, and we want to be the channel for facilitating ownership of all of those different types of digitized assets, not just native crypto, but tokenized equities, tokenized bonds, tokenized ETFs, et cetera, et cetera. And it becomes all part of a single portfolio in the new era. And so you can see where, and then of course, we offer, for example, yield on stablecoins, right? Which isn't really because everything is marked to the dollar. Those aren't subject to any crypto volatility because it's just dollars. Right? And so we have a stablecoin product now that effectively offers, I think today's yield is somewhere around 7 to 7.5%, and then there's a rewards program for our institutional clients, for example, where they can earn like governance tokens and, you know, rewards that effectively give them double the yield when you combine the yield and the rewards. And that's just dollars. So when you add up those 3 things - crypto, tokenization of real-world assets, the ability to earn, you know, very high yield potentially on dollars over time - you end up with the ability to do that for all wealth managers and other financial institutions over time. I think you end up with a very unique platform that is equally uniquely positioned to grow AUM very significantly over hopefully a short period of time.

Robert Baggs: Yeah, I've said something similar to what you said there about the sort of parallels to be drawn between stablecoins and tokenizing things like equities. I didn't say it quite as well as you said it, but it's something that we've seen, it's something of a revolution when it comes to stablecoins and now the institutional adoption of them shows just how effective they are and how many problems they solve. And I think we are going to see a mirror of that with the many things that are being tokenized, particularly equities makes a lot of sense. As do many areas. One thing I wanted to ask you was, well, actually, another point, I think, is really interesting, the yield on stablecoin. So I had an interview with somebody about 6 months ago and they're building a stablecoin product for South America where obviously there's a very early adoption of stablecoins there to fight local fluctuations in the local currency, and one thing I realized on that call is that if we see yields of anything near 7%, It's going to kind of force people to stablecoins because you can't afford to leave that money on the table. I mean, not even the best savings account I've ever seen, I don't think offers anywhere near 7%. So it's going to get to the point where people, you know, you'll say to your friend, Oh, no, like, I get 7% just from leaving my savings in stablecoins on this platform. Hang on, what? Like, I don't get that from my stocks and bonds or my ETFs. I don't get anything like that. So that felt like a real area of adoption.

Bill Barhydt: Yeah, look, these yields fluctuate. You know, it's not like the yield chart doesn't look like this. It looks more like this. And that's not unreasonable. It's kind of an open marketplace. I mean, our USDAF, which we’re in the process of launching outside the US, it'll be a non-US product first and then we'll hopefully do a security offering – check my language here – we’ll eventually do it in the US, but right now it's a non-U.S. retail product as it launches. You know, that's basically, think of it like a very simple hedge fund, right? That's tokenized, that pegs the value to the dollar and has a natural yield. So if you're familiar with Ethena, for example, it's not dissimilar, but it's CeFi and native. And I think more decentralized than how it operates. And, you know, it's a killer product. And it makes sense for a lot of other products over time where you're going to be storing dollars like in prediction markets or, you know, lending markets, where it makes sense to have a natural yield when you stake that dollar. And then, it turns out in the US, because we run in RIA, we have dollar yield products that are in tokens, but you can deposit dollars, convert them to US to Circle, for example, and then more basically earn the same yield. Because the way we generate the yield is the same. It's just not tokenized. Right? So that's a very compelling way to offer yield products in the U.S. today. That's totally legal. I simply have to do the risk disclosures, you know, every RIA in the US has a Form ADV on the SEC website, which we update regularly and explains all this. And so, you know, it's a bifurcated model still. But the yield is real today. Right? So there's, this is a difficult concept, especially for Americans, I think, because we think that the bank yield is the natural yield. Like if you put your money in a money market, like that's the natural yield. That's not true. Right? It's not the natural yield, in my opinion. It's the bank-enabled yield, or it's the government-enabled yield. A marketplace would define the natural yield, meaning if you had an open marketplace between borrowers and lenders, that was risk-adjusted and collateralized, right, then you would end up with a natural lending rate and a natural yield rate for depositors and borrowers. We don't have that in the US because of the way everything is regulated. Certain lending markets historically have tried to do it. But DeFi is close. Right? Now, we have, because of the way future markets work, perpetual futures, for example, very inefficient markets still in crypto, which is what creates the volatility, right? In crypto prices, because things get overbought, and things get oversold, and hedge funds have been set up to capture that premium in those futures volatilities, right? And that's one of the ways that we generate the yield for USDAF, but there's other ways in, you know, decentralized exchanges, liquidity pools, and things like that, where, you know, there's these inefficiencies that allow us to squeeze yield out on behalf of the clients that are, in my opinion, you know, relatively very safe, actually. And becoming more safe over time as these DeFi platforms become more and more used.

Robert Baggs: Yeah, I mean, I had some bad experiences with DeFi platforms and liquidity pools in the early days, but it's, you know, if you're first through the breach, there's usually some more casualties. As you know better than anyone, creating something unregulated…

Bill Barhydt: Very well said. First through the breach, you know, there's a price to pay. There's upside, but, you know, you have to survive in order to be the victor that earns the spoils, I suppose, if you’re first through the breach. But, we're past that now as space. Like, if you look at the likes of Aave and, you know, Uniswap and the early platforms, they're incredibly stable and very well run, in my opinion. Not zero risk. Absolutely not. Just like there's not zero risk in any financial instruments. Literally none. But, I'm very comfortable now with the next generation of DeFi platforms that we put our clients or, you know, often recommend to our clients that are tried, true, stable, usable. Like I said, nothing has zero risk, but the evolution has been, I think, very good.

Robert Baggs: Yeah, absolutely. Okay, we have overrun a little bit, but I do want to ask one question.

Bill Barhydt: All good.

Robert Baggs: So I usually like at the end of my interview to ask a question about, you know, the next 5 years, where do you see the industry going? But people keep calling me out on this, only in the past month or so, and they go, don't ask me to predict the next 5 years with AI growing at the pace it's growing. I can't possibly predict 5 years from now. So I've now tapered that question a little bit. What do you see happening for the rest of 2026? How do you see the market playing out? Do you think we're still in this sort of four-year cycle, and what should we look out for from Abra, as well?

Bill Barhydt: Yeah. I'll take them in order. So I think, you know, we're clearly in a confused market, which expected significantly more liquidity injection than what it got since this administration took over. And in hindsight, you know, there are some obvious reasons as to why. I think the global reset happening between bond markets and gold markets is a good explanation – indicator, I would say, of where that liquidity went and why it didn't materialize. And ultimately, crypto itself is still a retail-driven phenomenon. I know there's this big movement towards institutionalization, and everyone, including Abra, you know, we're excited about it. We're participating in it. But if you care about price, you need retail. There's no way around that. And I think that the liquidity for retail is going to come in spades this year. And by this year, I mean, in the next 12 months, could be, you know, fall. I think the intent is for it to be here long before the midterm elections in the U.S. in order to have – to impact the outcome. Which is, you know, the reasons being obvious. And so I do feel like you're going to see significant government money printing, liquidity injections, potentially stimulus checks. Call it what you will. You know, I think I think the blame, you know, maybe AI-driven, who knows who cares, but I do think that there's going to be significant liquidity injection. I still think they're looking to, you know, reset the debt, refinance about $10 trillion in debt at lower rates, which they thought they might be able to do last year, which didn't happen because as the Fed was lowering rates, bond markets were spiking. And that's again related to the rebalancing that I think was partially happening, where certain international markets were slowing their purchase of treasuries. Some of them have sped up again because the rates have stayed high, but by and large, you know, that caused consternation in the Treasury because they couldn't easily reset, based upon the lack of demand, I think, for new issuance at lower prices. I think that will work itself out. We may, you know, be forced into quantitative easing. And I think they're also hoping – last prediction would be that they're hoping that the deflationary effects of AI offset any kind of yield curve control they would want to do in order to get the rates down to, you know, buy bonds if they have to, to refinance at lower rates. Because if we don't have the AI-based deflation, we end up back in the model of ‘21 and ‘22 where inflation's at, you know, 11, 12% again. And that would be disastrous right now. So, they're in this quandary where they need to reset, but they need a certain amount of deflationary pressure to be able to institute some kind of yield curve control or other ways of doing money printing that don't lead to massive immediate inflation. But I think it's coming regardless, is the point I'm making.

Robert Baggs: Yeah, absolutely. And just to pull up on the 2nd half of that question, Abra, what should we look out for?

Bill Barhydt: Yeah, so, look, we're intending to go public. You know, obviously, you'll see announcements on a rolling basis about the status of that in the spring and summer. You know, the intent is to get out as soon as we go through the SEC approval process. And, you know, we didn't invent that process, and so everybody knows what it is. And we have a great team working on that, from lawyers to bankers and everyone else in between. And as part of that, we intend to grow the business significantly over the next 18 months, a lot of, you know, hiring sales, marketing, finance, product. We've got a fantastic product roadmap I'm super bullish on. A lot more focus going forward on existing FIs, banks, wealth managers, and with a desire to be their platform for offering yield lending, staking, et cetera, et cetera, going forward. And, you know, to that end, a lot of growth ahead.

Robert Baggs: Absolutely.

Robert Baggs: Well, I mean, thank you so much for coming on, Bill. That was a truly fascinating conversation. I'm sorry I did steal a little bit more time.

Bill Barhydt: Oh, it's all good. Enjoyed it. Thank you.

Robert Baggs: Good luck with going public. That's, it's obviously a huge thing and we'll have to have you back on once it's done and dusted and discuss the process in the future from there. But yeah, it was a fantastic conversation, and I appreciate your time.

Bill Barhydt: Yep, thanks for having me. Really enjoyed it.

Robert Baggs: Okay, that is it for another episode of Chain Reaction Cointelegraph’s Daily Show here live every single day at 3 p.m. London, 4 p.m. Paris, 6 p.m. Dubai, 11 a.m. New York 10 AM in a few weeks. It's the same thing. I don't even know if those Paris and Dubai timelines are correct anymore, but that's where we are. Tomorrow's episode, I won't say who it is, but we're having a semi-similar conversation in parts, because it is a company that was doing very well in the US, but was then chased offshore, but now, with the clarity, semi-pun intended, they are back in the US and they want to talk about what they're up to. So tomorrow's episode will be with that company that I'm not going to name check quite yet, but it'll be a very interesting episode. So thank you very much for joining us today, and we will see you again at the same time tomorrow.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.